# NeuLion

## POWERING THE NEXT-GENERATION VIDEO EXPERIENCE



Investor Presentation | August 2015



# Forward Looking Statements

Certain statements herein are forward-looking statements and represent NeuLion's current intentions in respect of future activities. Forward-looking statements can be identified by the use of the words "will," "expect," "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. These statements, in addressing future events and conditions, involve inherent risks and uncertainties. Although the forward-looking statements contained in this presentation are based upon what management believes to be reasonable assumptions, NeuLion cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this presentation and NeuLion assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause NeuLion's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: our ability to attract new customers and increase revenue per customer; our ability to continue relationships with our customers and to negotiate favorable terms for contract renewals; our customers' subscriber levels and financial health;  our ability to derive anticipated benefits from the acquisition of DivX; our ability to successfully integrate the operations of DivX; our ability to pursue and consummate acquisitions in a timely manner; our ability to compete effectively and changes in the competitive environment; our ability to expand our product capabilities and acceptance rates of such products; our ability to accurately forecast revenue and appropriately plan expenses; our ability to integrate and expand our direct sales force; the attraction and retention of qualified employees and key personnel; our ability to protect and defend our intellectual property; unexpected events in the market for our solutions, including technological changes; general economic and market conditions; our ability to expand into new markets; future regulatory changes in our industry; foreign exchange, interest rate and credit risks. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. A more detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Factors" section of NeuLion's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is available on www.sec.gov and filed on www.sedar.com.

NeuLion



# NeuLion Mission

Deliver and enable the highest quality live and on-demand digital video content experiences anywhere and on any device

# Investment Highlights

| | |
|---|---|
| **Large Market Opportunity** | **Enormous Industry Tailwinds & Market Opportunity**<br>– **Fundamental Shift to Connected Devices**: More people consuming more content on more devices<br>– **Addressing Significant Industry Problem**: Live video delivery is mission-critical and very difficult |
| **Robust Technology Platform** | **Proprietary, Turnkey, End-to-End, Cloud-Based, Configurable Solution**<br>– Early to market, at the forefront of shift to digital video content<br>– High barriers to entry – unique, home-grown, end-to-end platform |
| **High-Profile Customer Base** | **Large, Well-Known, Blue Chip Customer Base**<br>– Strong customer relationships with major Content Owners and CE Manufacturers<br>– Live sports and entertainment are large and growing categories |
| **Strong Financial Profile & Scalable Business Model** | **Compelling Financial Metrics**<br>– Recurring revenue with high margins and steady growth<br>– Adjusted EBITDA positive since 2013<br>– ~60% Adjusted EBITDA contribution margin |
| **Experienced Management & Board** | **Respected and Experienced Leadership Team**<br>– Deep technology and industry expertise<br>– Track record and experience building businesses |



NeuLion

# NeuLion by the Numbers

 Delivered over **50,000 live sports events** in 2014

 **25 million** application downloads

 Over **1 billion** devices and **1 billion** downloads in market

 Stream **300+** live linear channels, 24 hours a day – Sports & Entertainment

 **7.6 million** online consumer transactions – subscription & PPV services

 **1.5 million** video assets managed by the NeuLion Digital Platform

## Global Presence

- **Headquartered: Plainview, NY**

- **TSX:  NLN**

- **Market Capitalization: US $283m**
- **Enterprise Value: US $264M**

- **16 offices worldwide**

- **500+ employees**

# Digital Video Industry Trends – Rising Tide Lifts All Ships

## Internet Video Traffic (Exabytes) [1]



## Mobile Traffic By Application [2]



## Sports Consumption on Connect Devices [3]
### – Self-identified Fans in 2014 –



## Growth of 4K Resolution and Adoption [4]
### – Global 4K-enabled TV Shipments (Millions of Units) –



(1) Cisco VNI Global IP Traffic Forecast 2014-2019 as of May 2015
(2) Cisco VNI Global IP Traffic Forecast 2014-2019 as of February 2015
(3) The Global Sports Media Consumption Report 2014
(4) Futuresource Consulting, December 2014

NeuLion

# Shifting Dynamics for All Customer Categories

## Content Owners





















- Increased consumption of digital video content on connected devices
- Live and on-demand content creating massive opportunity to reach new addressable audiences
- Consumers demanding more personalized and interactive experiences
- Desire to deliver live and on-demand content anytime, anywhere

## CE Manufacturers

- Devices need secure playback of digital video content
- Consumers demanding Ultra HD / 4K resolution across all of their screens

# The Challenge of Delivering Live Digital Video Content

## Challenges

- Desire to deliver live and on-demand content anytime, anywhere
- Significant infrastructure investment and expertise
- Live events require real-time coordination and execution of technology and resources
- Consumers demand a more personalized and interactive experience
- Devices need support, decode, decrypt and playback capabilities in high definition



NeuLion Platform

## Solution

- Proprietary, turnkey end-to-end cloud-based, configurable solution
- Seamless delivery of live content and real-time customized viewer experiences
- Device agnostic content delivery platform
- Highly extensible
- Extensive monetization options
- High quality resolution and enhanced viewing experience

NeuLion

# The Proprietary NeuLion Digital Platform

NeuLion owns and operates every piece of the end-to-end platform that seamlessly delivers high-quality, interactive content across multiple screens



## NEULION DIGITAL PLATFORM

| INGEST | ENCODE | EDIT | MANAGE | MONETIZE | PROTECT | MONITOR | DELIVER |
|---|---|---|---|---|---|---|---|
| File • Satellite • Fiber | HEVC • DASH • HLS | Live to VOD Clips | Content & User Management | Payment • Ad Insertion | DRM | QoS & Analytics | Multi-Screen Distribution |

NeuLion

# Immersive, Customized Viewing Experience

## Engaging tools create a destination experience


GAME PASS
Games
NFL Network
NFL RedZone
Washington Redskins @ New York Giants
BROADCAST
CONDENSED
COACHES FILM
4
1
5
(13:01) A.Bradshaw right guard for 1 yard, TOUCHDOWN. The Replay Assistant challenged the runner broke the plane ruling, and the play was Upheld. (1:33:23)
BROADCAST COACHES FILM
(44) A.Bradshaw
3
00:00:46
SCORES ON
VIEW
QUALITY
6
MacBook Pro


TV - HOME
TV - AWAY
TV - French
2
Star Cam 1
Goalie Cam 1
Goalie Cam 2
Rogers Cam One
Rogers Cam Two
Rogers Cam Three
ROGERS
ROGERS
ROGERS
Broadcast Selection

1. Integrated Stats
2. Multiple Camera Angles
3. Instant Replay
4. Multi-Event Streaming
5. Timeline Event Markers
6. Social Media Integration



NeuLion

# NeuLion Delivers on All Screens
## All Video Formats



- 1080i
- 1080p
- 4K

| **Smartphones & Tablets** |  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|---|
| **Smart TVs** | |  |  |  |  |  |
| **Gaming Devices & 3rd Party STB** |  |  |  |  |  |  |  |

NeuLion

# Competitive Advantage

- Reduces complexities for content rights holders
- Proprietary, turnkey, end-to-end solution
- Speed time to market
- Distribution to multiple devices
- Enhanced viewer experience
- Increased monetization opportunities
- Superior customer and operational service



Reporting & Analytics
Signal Capture & Encode
Content Management System
Live Editing / Data Integration
Security
Advertising
Payflow & Authentication
Real-time Monitoring
Social Media & Personalization
Customer Support
Content Delivery Management
WELCOME

# NeuLion Empowers the Entire Ecosystem

## Content Owners

### NeuLion Digital Platform



NEULION DIGITAL PLATFORM
INGEST
ENCODE
EDIT
MANAGE
MONETIZE
PROTECT
MONITOR
DELIVER
File • Satellite • Fiber
HEVC • DASH • HLS
Live to VOD Clips
Content & User Management
Payment • Ad Insertion
DRM
QoS & Analytics
Multi-Screen Distribution

*Delivered 225+ petabytes of video in 2014*

- End-to-end Platform
- Ingest Content Feed
- Format for Delivery
- Encode, Transcode
- Content Management
- Delivery to Any Device
- Monetization
- Performance Analytics

## CE Manufacturers

### DivX Video Viewing Solution



*Over 1 billion CE devices shipped worldwide*

- Better Screen Resolution
- Higher Quality
- Faster Adaptive Bitrate Streaming
- Reduced Buffering
- Faster Start Time, Video Loading

## Video Integrators

### MainConcept Advanced Media Processing



*40K+ HEVC files created per month*

- Video Compression-Decompression Programs
- Advanced Playback Solutions
- Integrate with Third Parties

# Increasing NeuLion Customer Usage



Petabytes Streamed [1]

Usage has almost tripled since 2012

- 82PB (2012)
- 154PB (2013)
- 227PB (2014)
- 300PB + (2015E)

(1)  A petabyte is $10^{15}$ bytes of digital information.  One petabyte is equivalent to 1,000 terabytes.

# Digital Content Pyramid

NeuLion's customers have the highest value content



# Attractive Blue Chip Customer Base

| Content Owners | CE Manufacturers | Video Integrators |
|:---:|:---:|:---:|
|  |  |  |

# Univision Deportes + NeuLion

Selected to Deliver the 2014 FIFA World Cup on Multiple Devices

Result: Unprecedented Digital Traffic

- Delivered mission critical live and on-demand content

- Enabled Univision users to view live streams of all matches on their connected devices

- Enabled Univision users to view real-time highlights tied to match stats, match schedules, team alerts, and others



 4x as many unique live stream viewers as the 2010 FIFA World Cup

 **74M** Live video streams

 **87%** 87% of Univision Digital WC traffic came from a mobile device, 37% for 2010 WC

**10 Million**
unique live stream viewers, 12% lift to TV audience

# UFC + NeuLion

Selected to Power its Digital Video Experience Worldwide

Result: A go-to, hard-hitting online destination with access to everything UFC for fans to interact and engage with anytime, anywhere

- Complete access to pay-per-view events with ability to watch in multiple angles, score the fight round-by-round, view real-time stats and more

- Monthly subscription service, Fight Pass, gives fans access to exclusive UFC fights, original programming, behind the scenes content and access to the largest mixed martial arts fight library in the world



**Fight Pass**
The first global digital only channel


Largest mixed martial arts fight library in the world

**MMA**

**Over 20 Devices**
Supports delivery to over 20 different device models


**150+ Countries**

UFC.TV is available in over 150 countries

# Best of Breed Platform

| |  NeuLion | mlbam | Internal Deployments |
|---|:---:|:---:|:---:|
| Proprietary, End-to-End, Fully Integrated, Configurable Solution | ✓ | Technology Licensee | Technology Licensee |
| High Perception of Value: Live Content Delivery Offered At Reasonable Price | ✓ | High-cost alternative | Expensive; Potentially Ineffective |
| Dedicated Account Management & Customer/Operational Support | ✓ | ✓ | Investment in Internal Resources |
| Deep Industry Expertise with a Global Sales Footprint | ✓ | U.S. Sales Focus | NA |
| Ability to Utilize Large, Recognizable Customer Base to Attract New Ones | ✓ | ✓ | NA |

# Compelling Growth Drivers



**Expand Existing Relationships**
– Content Owners: More devices, more audiences
– CE Manufacturers: Increase device penetration
– Results in increased revenue share and usage fees



**Land New Clients**
– Expansion of sales force
– New international relationships
– Strong CE customer base complements existing Content Owner relationships



**Enhance Technology & Product Offerings**
– 4K live and on-demand streaming
– Multi-device delivery
– Continue to build out video security and DRM capabilities



**Strategic Partnerships and Acquisitions**
– Management team and board of directors with a successful history of acquisitions
– Explore new geographies, product offerings and technologies

# Management Team



**Kanaan Jemili**
President and Chief
Executive Officer





**Chris Wagner**
EVP, Marketplace Strategy






**Arthur J. McCarthy**
Chief Financial Officer





**Roy E. Reichbach**
General Counsel and
Corporate Secretary





**Michael Her**
Co-Chief Technology
Officer





**Ronald Nunn**
EVP, Business Operations



# Board of Directors



**Charles B. Wang**
Chairman



**Nancy Li**
Executive Vice Chairman



**Roy Reichbach**
General Counsel and
Corporate Secretary



**David Kronfeld**
Director



**James R. Hale**
Director



**Gabriel A. Battista**
Director



**John A. Coelho**
Director



**Robert E. Bostrom**
Director



**Shirley Strum Kenney**
Director

# Financial Overview

NeuLion

# Financial Highlights

Recurring license revenue drives higher visibility

Usage revenue provides upside potential

Scalable business model with significant operating leverage

High and expanding margins – Adj. EBITDA positive since 2013

Land and expand model – customers scale over time

**NeuLion**

# Recurring Revenue Model

- **NeuLion Digital Platform**
  - **Subscription basis**
    - # of channels, events
    - # of connected devices
  - **Variable basis**
    - Volume of digital video content
    - Level of advertising and ecommerce activity
    - Support services
- **DivX & MainConcept**
  - **Subscription license agreements and variable per unit fees**



**Setup**     **Fixed/License Fees**     **Variable**

Source: Management estimate, based on historical results.

# Land and Expand Revenue Model
Actual Content Owner Customer Case Study



Note: Annotations above denote price configuration assumptions

# Income Statement Highlights

| ($ in millions) | NeuLion 2012 | NeuLion 2013 | NeuLion 2014 | Pro Forma 2014 | Pro Forma 1H14 | Pro Forma 1H15 |
|---|---|---|---|---|---|---|
| Total Revenue | $39.0 | $47.1 | $55.5 | $81.8 | $40.0 | $46.6 |
| Cost of Revenue % | 35.1% | 28.2% | 25.0% | 25.3% | 27.4% | 18.8% |
| SG&A[1] | $23.5 | $24.3 | $27.1 | $46.1 | $21.7 | $23.0 |
| R&D | $6.7 | $7.4 | $8.4 | $30.9 | $15.7 | $14.6 |
| Adjusted EBITDA[2] | $(3.3) | $3.5 | $8.4 | $17.4 | $7.8 | $11.1 |
| Net Income (Loss) | $(10.1) | $(2.3) | $3.6 | $(24.9) | $(14.3) | $(5.9) |

## Scalable Business Model with Significant Operating Leverage

(1) Includes stock based compensation
(2) Adjusted EBITDA represents net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation, acquisition-related expenses, purchase price accounting adjustments, impairment of intangibles, discount on convertible note, loss on dissolution of majority-owned subsidiary, gain on revaluation of convertible note derivative, investment income/expense and foreign exchange gain/loss.

# Income Statement Highlights

| | Q2'15 | Q1'15 | Q4'14 | Q3'14 | Q2'14 | Q1'14 |
|---|---|---|---|---|---|---|
| Total Revenue | $22.7 | $21.7 | $16.5 | $12.2 | $13.4 | $13.5 |
| Cost of Revenue as a % of Revenue | 19% | 20% | 25% | 23% | 26% | 26% |
| SG&A[1] | $11.4 | $9.9 | $8.0 | $6.3 | $6.4 | $6.4 |
| R&D | $7.5 | $5.3 | $2.1 | $2.1 | $2.2 | $2.0 |
| Non-GAAP Adjusted EBITDA | $4.2 | $6.8 | $3.5 | $1.3 | $1.6 | $2.0 |
| GAAP Net Income (Loss) | $(3.2) | $(0.5) | $1.6 | $0.2 | $0.6 | $1.1 |
| Diluted EPS | $(0.01) | $0.00 | $0.01 | $0.00 | $0.00 | $0.00 |

- High margin business with increasing revenue momentum
- Crossed over to GAAP profitability in Q4 2013
- First and fourth quarters are seasonally strongest
- Q1 2015 includes 2 months of DivX
- Q2 2015 includes first full quarter of DivX

## Scalable Business Model with High Operating Leverage

(1) Includes stock based compensation

NeuLion

# Q2 Balance Sheet Highlights

| (in $000) | 6/30/2015 | 3/31/2015 | 12/31/2014 |
|---|---|---|---|
| Cash & Equivalents | 34,059 | 35,225 | 25,898 |
| Receivables * | 22,519 | 31,177 | 8,056 |
| Total Current Assets | 61,131 | 70,435 | 36,287 |
| Payables | 6,996 | 12,201 | 14,362 |
| Deferred Revenue | 9,364 | 10,978 | 9,602 |
| Total Current Liabilities | 24,100 | 31,400 | 29,212 |
| Convertible Note and Note Derivative** | 0 | 27,119 | 0 |
| Working Capital | 37,031 | 39,035 | 7,075 |
| Other Long-Term Liabilities | 6,985 | 7,268 | 2,673 |
| Total Redeemable Preferred Stock | 14,970 | 14,962 | 14,955 |
| Total Equity | 61,627 | 37,284 | 5,099 |
| Total Liabilities and Equity | 107,691 | 118,034 | 51,938 |

*Reflects accounting for the DivX acquisition*
*Part of the consideration for the DivX acquisition converted to 25.8M common shares on June 4, 2015*

# Investment Highlights

**Large Market Opportunity**

**Enormous Industry Tailwinds & Market Opportunity**
- **Fundamental Shift to Connected Devices**: More people consuming more content on more devices
- **Addressing Significant Industry Problem**: Live video delivery is mission-critical and very difficult

**Robust Technology Platform**

**Proprietary, Turnkey, End-to-End, Cloud-Based, Configurable Solution**
- Early to market, at the forefront of shift to digital video content
- High barriers to entry – unique, home-grown, end-to-end platform

**High-Profile Customer Base**

**Large, Well-Known, Blue Chip Customer Base**
- Strong customer relationships with major Content Owners and CE Manufacturers
- Live sports and entertainment are large and growing categories

**Strong Financial Profile & Scalable Business Model**

**Compelling Financial Metrics**
- Recurring revenue with high margins and steady growth
- Adjusted EBITDA positive since 2013
- ~60% Adjusted EBITDA contribution margin

**Experienced Management & Board**

**Respected and Experienced Leadership Team**
- Deep technology and industry expertise
- Track record and experience building businesses

